EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Six Flags, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-59249 and 333-131831) on Form S-8 of Six Flags, Inc. of our reports dated March 14, 2006, with respect to the consolidated balance sheets of Six Flags, Inc. and subsidiaries (the Company) as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity and other comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005, which reports appear in the December 31, 2005 annual report on Form 10-K of Six Flags, Inc.

KPMG LLP

March 14, 2006